                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                                 FORM 11-K

                               ANNUAL REPORT
                      PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE TRANSITION PERIOD FROM        TO


COMMISSION FILE NUMBER: 001-15787


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE INSURANCE COMPANY AND PARTICIPATING AFFILIATES

                            (Exact Name of the Plan)

B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               METLIFE, INC.
                             ONE MADISON AVENUE
                          NEW YORK, NEW YORK 10010

                SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
      METROPOLITAN LIFE INSURANCE COMPANY AND PARTICIPATING AFFILIATES

                             TABLE OF CONTENTS

                                                                       PAGE
INDEPENDENT AUDITORS' REPORT......................................       1
FINANCIAL STATEMENTS:
  Statements of Net Assets Available for
    Benefits as of December 31, 2001 and 2000.....................       2
  Statement of Changes in Net Assets Available
    for Benefits for the Year Ended December 31, 2001.............       3
  Notes to Financial Statements...................................       4
  Supplemental Schedule of Assets Held for
    Investment Purposes as of December 31, 2001...................       8
  Signature.......................................................       9
  Exhibit 23 -- Consent of Deloitte & Touche LLP..................      10

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT



Savings and Investment Plan for Employees of
Metropolitan Life Insurance Company and
Participating Affiliates:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life Insurance Company and Participating Affiliates (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
New York, New York

June 14, 2002

                SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                    METROPOLITAN LIFE INSURANCE COMPANY
                        AND PARTICIPATING AFFILIATES

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      AS OF DECEMBER 31, 2001 AND 2000
                           (DOLLARS IN THOUSANDS)

                                                  2001               2000
                                                ----------        ----------
ASSETS:
Investments ............................        $3,025,716        $2,771,215
Loans to Participants ..................            56,096            57,954
                                                ----------        ----------
Net Assets Available for Benefits ......        $3,081,812        $2,829,169
                                                ==========        ==========

              See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                       METROPOLITAN LIFE INSURANCE COMPANY
                          AND PARTICIPATING AFFILIATES


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (DOLLARS IN THOUSANDS)

                                                                 2001
                                                                 ----
Additions:
  Participant contributions ......                           $  118,760
  Employer contributions .........                               52,191
  Interest income ................                              112,763
  Net depreciation in fair
   value of Investments ..........                             (263,928)
                                                             ----------
   Total additions ...............                               19,786
                                                             ----------
Deductions:
  Benefit payments ...............                              171,201
  Investment advisory and
   management fees ...............                                4,101
  Other expenses .................                                  309
                                                             ----------
   Total deductions ..............                              175,611
                                                             ----------
Decrease in Net Assets ...........                             (155,825)
                                                             ----------
Net Transfers to the plan ........                              408,468
Net Assets available for benefits,
   beginning of year .............                            2,829,169
                                                             ----------
Net Assets available for
   benefits, end of year .........                           $3,081,812
                                                             ==========


                  See accompanying notes to financial statements.

                SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                  METROPOLITAN LIFE INSURANCE COMPANY AND
                          PARTICIPATING AFFILIATES

                       NOTES TO FINANCIAL STATEMENTS
         (DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

1.  DESCRIPTION OF THE PLAN

The following description of The Savings and Investment Plan for Employees of Metropolitan Life Insurance Company and Participating Affiliates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

   GENERAL INFORMATION -- The Plan became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Company's Human Resources Department. The administrator of the Plan is appointed by the Company's Employee Benefits Committee.

   The Plan is a defined contribution plan consisting of nine distinct funds -- Fixed Income Fund, Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund and MetLife Company Stock Fund. Contributions to each fund are remitted to Metropolitan Life Insurance Company (the "Company") pursuant to group annuity contracts. The Plan also offers a Self-Directed Account to all participants. The Self-Directed Account is an investment option that supplements the Plan's core funds. It works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.

   CONTRIBUTION AND FUNDING -- Contributions, as defined in the Summary Plan Description for the Plan, consist of employee basic contributions which are matched by Metropolitan Life Insurance Company, Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., Edison Supply and Distribution, Inc., Farmers National Company, Texas Life Insurance Company, MetLife Securities, Inc., MetLife Credit Corp., MetLife Trust Company N.A., New England Financial, MetLife Bank, N.A. and GenAmerica Financial Corporation (collectively, the "Companies"), each for its own employees, and employee supplemental contributions which are not matched by any of the Companies. Contributions of the Companies vest in the employees' accounts in accordance with the terms of the Plan. Contributions of the employees and Companies are credited to the respective Funds in the manner elected by the employees and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Companies are reduced to reflect termination of nonvested employee interest and suspended for prescribed periods of time if money is withdrawn by the employee from certain restricted funds.

   Contributions to the Fixed Income Fund are allocated to the Company's Separate Accounts No. 78 and 253. During 2001, the New England Financial Accumulation Account, a frozen Fixed Income Fund, was transferred to the Plan. Contributions to the Equity Fund, the Common Stock Index Fund, the Blended Small Company Stock Fund, the International Equity Fund, the Small Company Stock Fund, the Value Equity Fund and the Emerging Markets Equity Fund are allocated to the Company's Separate Accounts 12, MI, 334, 79, 307, 267 and 247, respectively. Contributions to the MetLife Company Stock Fund are invested primarily in shares of common stock of MetLife, Inc.

   PARTICIPATION -- Generally, all employees of the Company and its participating affiliates, with the exception of certain groups of employees (e.g., leased employees, independent contractors, employees of the Grand Bank Division of MetLife Bank, N.A., and certain collectively bargained employees), are eligible to become participants in the Plan on the first of the month following 30 days of service.

   VESTING -- Participant contributions vest immediately. Matching contributions become fully vested upon the participant attaining age 55 or the participant's completion of five years of service in accordance with the five grade vesting schedule.

   WITHDRAWALS AND DISTRIBUTIONS -- A participant may request cash withdrawals from the Plan under the conditions set forth in the Summary Plan Description. Distributions from the Plan occur upon a participant's retirement, death or termination of employment.

   LOANS -- Loans are available to participants from their accounts. Loan repayments are made to any or all of the funds in accordance with the participant's investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2001 and 2000 was $56,096 thousand and $57,954 thousand, respectively.

   ADMINISTRATIVE EXPENSES -- Expenses of the Plan, other than some investment-related expenses and a limited amount of administrative expenses, are paid by the Companies.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

   BASIS OF ACCOUNTING -- The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

   Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.

   VALUATION OF INVESTMENTS -- The Plan's net assets in the Fixed Income Fund are valued at contract value. Contract value represents contributions made under the contract, plus interest at the annual rate guaranteed by the fund (7.00% and 6.70% in 2001 and 2000, respectively), less withdrawals, disbursements and loans to participants.

   Funds held in Separate Account No. 12, Separate Account MI, Separate Account No. 334, Separate Account No. 79, Separate Account No. 307, Separate Account No. 96, Separate Account No. 267, Separate Account No. 247, the MetLife Company Stock Fund and the Self-Directed Account are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of the Company's investment expenses.

   In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment of FASB Statement No. 133 ("SFAS 138"). In June 1999, the FASB also issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 deferred the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") until January 1, 2001. SFAS 133 and SFAS 138 require, among other things, that all derivatives be recognized in the balance sheets as either assets or liabilities and measured at fair value. Adoption of the provisions of SFAS 133 and SFAS 138 on January 1, 2001 did not have a material effect on the Plan's financial statements.

3. INVESTMENTS

The following table represents the fair value of investments as of:



                                                DECEMBER 31,
                                       -------------------------------
                                            2001               2000
                                        ----------         ----------
Fixed Income Fund                       $1,695,705*        $1,287,312*
Equity Fund                                573,423*           736,875*
Common Stock Index Fund                    391,096*           414,826*
Blended Small Company Stock Fund            19,351                 --
International Equity Fund                   47,480             49,282
Small Company Stock Fund                   143,055            161,914*
Value Equity Fund                           51,824             31,815
Emerging Markets Equity Fund                27,502             28,205
MetLife Company Stock Fund                  67,922             60,986
Self-Directed Account                        8,358                 --
                                        ----------         ----------
Total Investments                       $3,025,716         $2,771,215
                                        ==========         ==========

* Represents five percent or more of net assets available for benefits.



         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $ 263,928 thousand, as follows:


Net depreciation in fair value of investments:

Separate accounts                                     $(263,803)
Mutual funds                                               (125)
                                                      ---------
Net depreciation in fair value of investments         $(263,928)
                                                      =========

4. TERMINATION OF THE PLAN

    While the Companies intend that the Plan be permanent, each of the Companies has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall receive a distribution of his or her interest, in accordance with the provisions of the Plan.

5. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated June 27, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986, as amended ("IRC"). The Plan has been amended and restated since receiving such determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Moreover, the Plan has recently submitted a new determination letter application. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RELATED-PARTY TRANSACTIONS

    Certain Plan investments are shares of Separate Accounts managed by the Company or affiliates of the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. CHANGES IN THE PLAN

    Effective December 31, 2000, the New England Financial 401(k) Plan and Trust (the "NEF Plan") and the GenAmerica Progress Sharing Plan (the "GenAm Plan") were merged into the Plan. In January 2001, net assets of $ 295,397 thousand and $117,117 thousand from the NEF Plan and the GenAm Plan, respectively, were transferred into the Plan. The net assets transferred from the NEF Plan represented all but one of the NEF Plan Accounts. The exception was the NEF Accumulated Account, a Fixed Income investment account that remained intact but was transferred to the Plan as a frozen account.

    During 2002, the Security First Savings 401(k) Plan and the Nathan & Lewis 401(k) Plan were merged into the Plan and net assets of $8,634 thousand and $2,882 thousand, respectively, were transferred into the Plan.

                                     ******

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                     METROPOLITAN LIFE INSURANCE COMPANY AND
                            PARTICIPATING AFFILIATES

                              SUPPLEMENTAL SCHEDULE

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                     METROPOLITAN LIFE INSURANCE COMPANY AND
                            PARTICIPATING AFFILIATES

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 2001




                              ISSUER                                     DESCRIPTION                                FAIR VALUE
                              ------                                     -----------                                ----------
                                                                                                                    (DOLLARS IN
                                                                                                                    THOUSANDS)
                   * Metropolitan Life Insurance Company            Group Annuity Contracts (**):
                                                                    GAC #11557                                       $  658,372
                                                                    GAC #24888                                          842,261
                                                                    NEF Frozen Accumulation Account                     196,040
                                                                    Earnings in excess of stated effective                 (968)
                                                                      annual return
                                                                    Total assets in separate account group           ----------
                                                                      annuity contracts -- Fixed Income Fund         $1,695,705
                                                                                                                     ----------


                   * Metropolitan Life Insurance Company            Separate Account Contracts:
                                                                    GAC #8550:
                                                                    Equity Fund -- 12                                $  573,423
                                                                    Common Stock Index Fund -- MI                       391,096
                                                                    Blended Small Company Stock Fund -- 334              19,351
                                                                    International Equity Fund -- 79                      47,480
                                                                    Small Company Stock Fund -- 307                     143,055
                                                                    Value Equity Fund -- 267                             51,824
                                                                    Emerging Markets Equity Fund -- 247                  27,502
                                                                    MetLife Company Stock Fund                           67,922
                                                                    Self-Directed Account                                 8,358
                                                                                                                     ----------
                                                                    Total assets held for investment in
                                                                       insurance company separate accounts            1,330,011
                                                                    Loans to participants                                56,096
                                                                    Total assets held for investment                 ----------
                                                                       purposes                                      $3,081,812
                                                                                                                     ==========

--------------
*  Permitted party-in-interest

** At contract value, which approximates fair value.

                                    SIGNATURE

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Savings and Investment Plan for Employees of
                                  Metropolitan Life Insurance Company and
                                  Participating Affiliates

                                  By:  /s/ JAMES N. HESTON
                                  ------------------------------------
                                  Name: James N. Heston
                                  Title:  Plan Administrator

June 14, 2002